Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Cullinan Amber Corp.	Delaware
Cullinan Mica Corp.	Delaware
Cullinan Florentine Corp.	Delaware
Cullinan Pearl Corp.	Delaware
Cullinan Apollo Corp.	Delaware
Cullinan Management, Inc.	Delaware